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NOV 21 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2017 (MM/DD/YY) AND ENDING September 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fenimore Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, P.O. Box 399

(No. and Street)

Cobleskill	NY	12043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Balboa 518 823 1248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP

(Name – *if individual, state last, first, middle name*)

1835 Market Street, 3rd Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2018 NOV 23 AM 9:07 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Michael Balboa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc. as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Secretary/Treasurer

Title

DIANE NICOLAI
Notary Public State of New York
No. 01NI6305289
Qualified in Schohanie County
Commission Expires June 9, 2022

Diane Nicolai

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ **(o) Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Statement**

Fenimore Securities, Inc.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Of Fenimore Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fenimore Securities, Inc., (the "***Company***"), as of September 30, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules to the financial statements (collectively referred to as the "***financial statements***"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company. as of September 30, 2018, and the results of its operations, the changes in its stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "**PCAOB**") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedules titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental schedules as stated above are fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 14, 2018

We have served as the Company's auditor since 2007.

FENIMORE SECURITIES, INC.
Statement of Financial Condition
September 30, 2018

Assets	
Cash	$ 53,469
Due from Fenimore Asset Management, Inc.	6,500
Other Assets	4,246
Total Assets	64,215
Liabilities and Stockholder's Equity	
Due to Fenimore Asset Management, Inc.	$ 9,040
Accrued Expenses	6,525
Total Liabilities	15,565
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized 100 shares issued and outstanding	37,000
Retained Earnings	11,650
Total Stockholder's Equity	48,650
Total Liabilities & Stockholder's Equity	$ 64,215

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Income
Year Ended September 30, 2018

INCOME	
Expense Reimbursement	$47,199
Interest Income	27
Total Income	47,226
OPERATING EXPENSES	
FINRA/Blue Sky Fees	38,071
Professional Services	8,000
Insurance	1,026
Office Expense	77
NYS Franchise Taxes	25
Total Operating Expenses	47,199
Net Income	$ 27

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2018

	Capital Stock	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$37,000	11,623	48,623
Net income	-	27	27
Balance, end of year	$37,000	11,650	48,650

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2018

Cash flows from operating activities	
Net Income	$27
Adjustments to reconcile net income to net cash used in operating activities	
(Increase)/decrease in assets:	
Other Assets	(2,216)
Increase/(decrease) in liabilities:	
Due to Fenimore Asset Management, Inc.	601
Net cash used in operating activities and net decrease in cash	(1,588)
Cash	
Beginning of the year	$55,057
End of the year	$53,469

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Notes to Financial Statements
September 30, 2018

1. Nature of Business and Significant Accounting Policies

Nature of business
Fenimore Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), whose sole business is the distribution of shares of registered open-end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Significant Accounting Policies
A summary of significant accounting policies follows:

Cash
The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

Income and Expense Recognition
Interest income and reimbursement income (Note 3) are accrued as earned. Expenses are accrued as incurred.

Income taxes
The Company, with the consent of its stockholder, has elected S-Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S-Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns, filed by the Company within the three years ended September 30, 2018, are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. **Net Capital Requirement**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2018, and as more fully described in the supplementary Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, the Company had net capital of $37,904 which was $12,904 in excess of its required net capital of $25,000. The Company's net capital ratio was .41 to 1.

3. **Distribution Agreement and Related Parties**

The Company entered into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement, the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust.

On a quarterly basis, the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2018, the Company received $0 from the Funds under the Plan and incurred $0 for dealers' distribution costs.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all of its expenses. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or Distribution Agreement. During the year ended September 30, 2018 the Investment Manager reimbursed the Company $47,199, $6,500 of which was owed to the Company at September 30, 2018. As of September 30, 2018, the Company owed the Investment Manager $9,040.

4. **Concentration of Credit Risk**

The Company's source of revenue is from the Investment Manager. If the Investment Manager were unable to meet its contractual obligations under the Reimbursement Agreement, as discussed in Note 3, the Company would have no source of revenue. Management believes the potential for default by the Investment Manager is minimal.

5. **Contingencies and Commitments**

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to

some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

6. Subsequent Events

Management has evaluated subsequent events through November 14, 2018, the date the Company's financial statement were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

FENIMORE SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2018

FENIMORE SECURITIES, INC.
Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
September 30, 2018

Total Stockholder's Equity	48,650
Deductions	
Non-allowable assets	
Other Assets	(10,746)
Net Capital	37,904
Aggregate Indebtedness	
Accrued expense and other liabilities	15,565
Total aggregate indebtedness	15,565
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness	25,000
Excess Net Capital	12,904
Ratio of aggregate indebtedness of net capital	0.41 to 1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with FINRA as of September 30, 2018.

See Report of Independent Registered Public Accounting Firm.

FENIMORE SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2018

For the year ended September 30, 2018 the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities or registered open end investment companies, and the Company is there, exempt from Rule 15C3-3 subparagraph (K)(1).

The Firm met the identified exempted provisions from Rule 15c3-3 throughout the most recent fiscal year without exception.

Secretary/Treasurer
Fenimore Securities, Inc.

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RULE 15C3-3 EXEMPTION STATEMENT

To the Board of Directors and Stockholder
of Fenimore Securities, Inc.

We have reviewed management's statement, included in the accompanying Statement Pursuant to Rule 15c3-3 under which (1) Fenimore Securities, Inc. (the ***"Company"***) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (paragraph (k)(1)) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 14, 2018

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Stockholder of Fenimore Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Fenimore Securities, Inc. (the ***"Company"***) for the year ended September 30, 2018 which were agreed to by the Company and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended September 30, 2018 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2018 to the total revenues in the Company's audited financial statements included on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018, noting no differences.

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2018 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 14, 2018

Fenimore Securities, Inc.

Schedule of Form SIPC-3 Revenues for the year ended September 30, 2018.

Amount ($)	Business Activities through which revenue was recorded
$0	Business conducted outside of the United States and its territories and possessions
$0	Distribution of shares of registered open-end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commission and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$0	**Total Revenues**

Secretary/Treasurer
Fenimore Securities, Inc.

FENIMORE SECURITIES, INC.

384 North Grand Street, P.O. Box 399 • Cobleskill, NY 12043 • (518) 234-7462

November 20, 2018 REVISED

SEC Mail Processing
NOV 2 1 2018
Washington, DC

FENIMORE SECURITIES, INC.

CRD#104391

TO:
U.S. Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

FROM:

Michael F. Balboa, CFO

Enclosed please find two sets of the September 30, 2018 audited financial statements of Fenimore Securities, Inc. Please date stamp the enclosed copy of this letter and return to us in the self-addressed stamped envelope.

If you need any additional information, please call me at (518) 234-4393.

Fenimore Securities, Inc.

Financial Statements
And Supplemental Schedules
Pursuant to Rule 17a-(5) of the Securities Exchange Act of 1934

September 30, 2018